

February 1, 2011

Mr. Michael J. Rugen
Chief Financial Officer
Tengasco, Inc.
11121 Kingston Pike, Suite E
Knoxville, TN 37934

> **Re:** **Tengasco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 1-15555**

Dear Mr. Rugen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief